Exhibit 99.1

J&S ASSOCIATE PLT
	202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

December 17, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: QMMM Holdings Limited

We have resigned from our position as the auditor of QMMM effective December 12, 2025.

We have read the statements made by QMMM in Item 1 of this Form 6-K regarding the change in auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements of this Form 6-K.

Very truly yours,

/s/ J&S Associate PLT

Certified Public Accountants

PCAOB Number: 6743

We have served as the Company’s auditor since 2025.

Kuala Lumpur, Malaysia